

OFFERING MEMORANDUM

facilitated by



3P Livery LLC

FORM C

OFFERING MEMORANDUM

Purpose of This Form

A company that wants to raise money using Regulation Crowdfunding must give certain information to prospective investors, so investors will have a basis for making an informed decision. The Securities and Exchange Commission, or SEC, has issued regulations at 17 CFR §227.201 listing the information companies must provide. This form – Form C – is the form used to provide that information.

Each heading below corresponds to a section of the SEC's regulations under 17 CFR §227.201.

(A) The Company

Name of Company	3P Livery LLC
State of Organization	CA
Date of Formation	11/09/2022
Entity Type	Limited Liability Company
Street Address	235 Montgomery St, San Francisco CA, 94104
Website Address	www.canyonclub.works

(B) Directors and Officers of the Company

Key Person		John Crossley
Position with the Company		
	Title	COO
	First Year	2023
Other business experience (last three years)		**Chief Operating Officer** (*Canyon Club Brewery Moraga, 2019 - Present*)

Key Person	Nicholas Mack
Position with the Company Title First Year	 Co-Founder 2023
Other business experience (last three years)	*List any other titles and dates of positions held (with this business or other employers) **during the past three years** with an indication of job responsibilities. For example:* - **Co-Founder, Canyon Club Brewery,** *Moraga, CA (2018 - Present)* - business & strategic development, fundraising, and contract negotiations. - Senior Corporate Counsel, Amazon Lab 126 / General Counsel, eero - lead attorney for network hardware, software and services company providing secure, stable, high-speed mesh wifi. Negotiated and closed acquisition of eero by Amazon in Q1 2019. Member of Amazon Legal Department.

Key Person	Kevin Hamilton
Position with the Company Title First Year	 President/Founder 2023
Other business experience (last three years)	*List any other titles and dates of positions held (with this business or other employers) **during the past three years** with an indication of job responsibilities. For example:* - **President/Founder** (*Canyon Club Brewery Moraga, 2018 - Present*) — In charge of managing all aspects of operations and finances of the production brewery, taproom and restaurant.

(C) Each Person Who Owns 20% or More of the Voting Power

Name of Holder	% of Voting Power (Prior to Offering)
Kevin Hamilton	40%

(D) The Company's Business and Business Plan

Location

Given CCB Moraga's success in the Lamorinda market, we sought out areas with similar demographics and culture. Average household income is estimated at over $200,000 and the median age of the population is 43.4, the low end of the 45-64 age range responsible for the highest per-person alcohol consumption (Institute of Alcohol Studies). Demographer William Strauss, noted this age group is characterized by their search for "community and work-life balance" and "an affinity for understated quality". "Danville and the surrounding areas show a deficit gap between the amount of demand vs the amount of supply in places to drink alcohol. This deficit also holds true in "places to purchase beer" and full service restaurants". — Danville Market Analysis 2020 (Institute of Alcohol Studies).

- Danville was ranked #1 of The 50 Safest Cities in California in 2019 by Safewise and ranked 14th among the wealthiest zip codes in America by Business Insider.
- More specific than Danville, The Livery Shopping Center is a great location for this venture.
- Danville is underserved by the following: 1. Places to drink alcohol 2. Places to purchase beer 3. Full service restaurants. All of which Canyon Club at the Livery will provide.

Meet Canyon Club Brewery at the Livery

In 2018 Kevin Hamilton, Nick Mack and head brewer Christian Kazakoff founded the Canyon Club Brewery in Moraga, CA ("CCB Moraga"), specializing in brewing high-quality, traditionally-styled, craft beer. CCB Moraga houses a beautiful taproom, a restaurant, an outdoor biergarten and a production brewery. CCB Moraga distributes its beer throughout the SF Bay Area and enjoys a loyal fan base within the local community and regional beer lovers. CCB Moraga's ultimate goal is to be the "Third Place" for the local community.

These same founders, joined by talented additions to the team, are now launching a new Canyon Club Brewery location, in located within the picturesque Danville Livery. Canyon Club at the Livery will provide patrons with the relaxed outdoor vibe of a biergarten with live music, and families, children and pets are a welcome part of the experience. Key design features will include a stylish indoor bar and restaurant, a large outdoor biergarten with a myriad of seating options, fire pits, and communal areas for guests to enjoy in comfort.

We are excited to open up a community funding round to the public. We want to give the community an opportunity to invest in what will be "The Third Place" for Danville and the surrounding areas and share in our success. This expansion of the beloved "Canyon Club Brewery" brand into new territory is part of an overall strategy to grow brand recognition, presence and market share within the greater East Bay. We would love for you to join us for the ride.

The Team

Kevin Hamilton, President/Founder

In charge of business development and overall operations. Kevin has over 25 years in the bar and restaurant industry, holding every position from bar-back to restaurant manager to owner. He's currently the chief executive of both CCB Moraga and its managing member, a partner in a successful Brewpub in San Francisco and an investor in other hospitality ventures. Kevin's experience includes business ownership, project management and entrepreneurial endeavors primarily in the real estate and restaurant sectors. He holds an MBA in Finance and an undergraduate degree in psychology and marketing. He's a Boston native and a Lafayette resident with unwavering love for his 3 daughters, motorcycles and everything from Yuengling to La Fin Du Monde.

Nick Mack, Co-Founder

Nick has been a California attorney for over 25 years, both in national law firms and in-house at technology and renewable energy finance companies. Nick focused on setting up CCB Moraga, including investment, financing and entity structuring, partner and supplier strategy, and contract and agreement negotiation. Originally from New York City, Nick holds a JD and an undergraduate degree in American Government. He lives in Lafayette with his wife and son, and his favorite beers are Belgian abbey and Trappist beers (ask him why).

Christian Kazakoff, Brewmaster

With 25 years of professional brewing experience, Christian has been brewing award-winning beer in the San Francisco Bay Area for the past three decades, Christian's approach to brewing is based on the idea that beer should be brewed in the same way a Michelin-rated chef prepares a gourmet entrée: Use only the finest ingredients, always keep your equipment pristine, employ no shortcuts, and never release beer for consumption unless it is perfect. Christian's experience and passion for food and cooking is palpable in every batch of beer he brews.

Before joining CCB, Christian brewed at Triple Rock Brewery and most recently at Iron Springs Brewery for over ten years. In addition to his decades of brewing experience, Christian's many awards include a second place finish for Compulsory Triple IPA at the 2018 Bistro Double IPA Festival, a gold medal for his Sless' Oatmeal Stout at the 2016 Great American Beer Festival, a Gold Award for Epiphany Red Ale at the 2016 World Beer Cup, and countless others. He holds a Brewing Science and Engineering certification from the American Brewers Guild as well as an Associate Degree in hospitality from City College of San Francisco. Equal to his passion for brewing, Christian loves engaging with the public about beer, food, and baseball.

John Crossley, Chief Operating Officer

In charge of day-to-day operations. John has held every position from busboy to General Manager and has opened successful restaurants across the Bay Area. After a stint in restaurant tech sales, he took a leap of faith to move to Tennessee to pursue a career in hospitality management. After opening restaurants in TN, he moved back to California to open the Bounty Hunter restaurant in Walnut Creek. Shortly after the successful opening of Bounty Hunter, CCB recruited him to take on the task of navigating the enormous success of the Moraga taproom and Brewery. John loves beer (even non-alcoholic), fishing, and hiking the many trails the East bay has to offer.

Manlee Siu, Culinary Director

Manlee was born in Hong Kong and moved to Northern California with her family at the age of four. She credits her mother for her passion for cooking and love of food. Still to this day her best childhood memories are in the kitchen with her mother preparing family meals for her five siblings.

A graduate of the University of California at Davis with a degree in Managerial Economics, Manlee then took over the family restaurant business and was in charge of day to day operation for ten successful years. Manlee knew the next step was to earn a culinary degree graduating from the Le Cordon Blue in San Francisco.

Right out of school her first job was at Restaurant Gary Danko in San Francisco. She was lured across the bay to Berkeley and became the opening Chef de Cuisine of the Meritage Restaurant at the Four Star/Four Diamond Claremont Resort & Spa before joining the team at Revival Kitchen and Bar in Berkeley, also as the Chef de Cuisine.

After working at numerous other venues, including a Forbes 5star and AAA Diamond resort, she came back to California to be Chef de Cuisine at Sante Restaurant in Fairmont Sonoma Mission Inn and Spa. Manlee is now Culinary Director for Canyon Club Brewery, responsible for crafting the signature dishes that make our brewpub so popular.

Stephanie Hamilton, Marketing Director

Stephanie is a founding member and manages all aspects of CCB marketing and design. She's the brains behind everything from our can designs to our baseball hats. She lives in Lafayette with her husband, three daughters, and dog and spends her free time running the area's beautiful trails, watching scary movies with her kids, and traveling- (beaches only though).

The word on the street...

Ray Oldenburg's book "The Great Good Place" outlines the social importance of having a "third place" in a community—your home being your first, work being your second (sadly) and the third being a meeting place for the community. You see it in many cultures; the English pub, the German biergarten and the French café or brasserie. These are all areas characterized by "accommodating to all, providing good food and drink but with conversation being the main activity." This is exactly what Danville needs and wants, here are some comments from residents.

- "I love you guys, when are you coming to Danville"!
- "I love your beer, where can I get it"?
- "Danville needs a place like Canyon Club".
- "There's nothing like this, this place is going to be amazing!"
- "You will see us here everyday!"

Target Markets

With a population of 44,000 residents, Danville is not a large market per se, but demographically, it's one well-suited for this venture. Our core guests will likely consist of local residents of Danville and a surrounding 15-minute drive radius. A driving radius of this size is similar to our experience at CCB Moraga, where the bulk of the guests come from the Lamorinda area, followed by Oakland to the west and Walnut Creek and Concord to the east.

- A 15 mile drive radius from Danville includes a population of roughly 280,000 and jumps to 350,000 during work hours.
- It's uncommon to have an establishment that is equally adored by adults and kids, and when executed properly, it's a huge competitive advantage.
- The businesses in the immediate area surrounding the Livery shopping plaza consist mainly of real estate offices, professional and financial services, and some retail. This is a great

population to garner business via healthy take-out lunch options and small bites for business meetings and happy hour gatherings.

Canyon Club Brewery at the Livery

- We will be opening a taproom and restaurant in The Danville Livery under the Canyon Club brand
- This taproom will provide a full-service kitchen as well as a bar, and a small brewery system.
- In addition to Canyon Club's award winning craft beer, the Danville taproom will serve local guest beers, wine, ciders and mixed cocktails. The kitchen will offer a full menu of elevated brewery fare for lunch, brunch and dinner.
- Canyon Club at the Livery fills a void in this area of Danville by supplying a casual, family friendly outdoor dining experience complete with live music.
- We have secured a lease for a great space comprising approximately 4,000 square feet of indoor dining and a 3,000 square foot biergarten.
- Great lengths will go into the design and execution of the space. The biergarten, positioned in the heart of the Livery plaza, will become a defining element of the area, and highlight the natural beauty of the landscape.
- The Canyon Club at the Livery will be operated by a team of proven business owners, restaurant managers, brewers and chefs.

For more information, please refer to the Page View included with this filing.

(E) Number of Employees

The Company currently has 1 employees. The Company may hire or discharge employees in the future to meet its objectives.

(F) Risks of Investing

A crowdfunding investment involves risk. **YOU SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS YOU CAN AFFORD TO LOSE YOUR ENTIRE INVESTMENT.** In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. Please review the Educational Materials for risks that are common to many of the companies on the MainVest platform.

THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION UNDER FEDERAL LAW. THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE "SEC") HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION. THE SEC HAS NOT PASSED UPON THE MERITS OF THE SECURITIES OR THE TERMS OF THE OFFERING, AND HAS NOT PASSED UPON THE ACCURACY OR COMPLETENESS OF THE OFFERING DOCUMENTS OR LITERATURE.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT.

Please refer to Appendix A for additional risks to consider when investing in this offering.

(G) Target Offering Amount and Offering Deadline

Target Offering Amount	$120,000
Offering Deadline	April 17, 2024

If the sum of the investment commitments does not equal or exceed the Target Offering Amount as of the Offering Deadline, no securities will be sold in the offering, investment commitments will be canceled, and all committed funds will be returned. The Company may extend the Offering Deadline and shall treat such an extension as a material change to the original offer and provide Investors with notice and opportunity to reconfirm their investment in accordance with Section (K) of this Memorandum.

(H) Commitments that Exceed the Target Offering Amount

Will the Company accept commitments that exceed the Target Offering Amount?	Yes
What is the maximum you will accept in this Offering?	$450,000
If Yes, how will the Company deal with the oversubscriptions?	We will accept subscriptions on a first-come, first-served basis.

(I) How the Company Intends to Use the Money Raised in the Offering

The Company is reasonably sure it will use the money raised in the offering as follows:

Use	Amount (Minimum)	Amount (Maximum)
Space Build-out	$111,900	$419,625
Mainvest Compensation	$8,100	$30,375
TOTAL	$120,000	$450,00

The amounts listed estimates and are not intended to be exact description of the Company's expenditures. Exact allocation and use of funds may vary based upon legitimate business expenditures and economic factors.

(J) The Investment Process

To Invest

- Review this Form C and the Campaign Page
- If you decide to invest, enter an amount and press the Invest button
- Follow the instructions

TO CANCEL YOUR INVESTMENT

Send an email to info@mainvest.com no later than 48 hours before the Offering Deadline or go to the dashboard for your user account to cancel manually. In your email, include your name and the name of the Company.

Other Information on the Investment Process

- Investors may cancel an investment commitment until 48 hours prior to the Offering Deadline.
- MainVest will notify investors when and if the Target Offering Amount has been raised.
- If the Company reaches the Target Offering Amount before the Offering Deadline, it may close the offering early if it provides notice about the new Offering Deadline at least five business days before such new Offering Deadline, absent a material change that would require an extension of the offering and reconfirmation of the investment commitment.
- If an investor does not cancel an investment commitment before the 48-hour period before the Offering Deadline, the funds will be released to the Company upon closing of the offering and the investor will receive securities in exchange for his or her investment.

For additional information about the investment and cancellation process, see the Educational Materials.

(K) Material Changes

In the event the issuer undergoes a material change, the Investor will be notified of such change. The investor will have five (5) business days from the receipt of such notice to reconfirm their investment. IF AN INVESTOR DOES NOT RECONFIRM HIS OR HER INVESTMENT COMMITMENT WITHIN FIVE (5) DAYS OF THE NOTICE OF MATERIAL CHANGE BEING SENT, THE INVESTOR'S INVESTMENT COMMITMENT WILL BE CANCELLED, THE COMMITTED FUNDS WILL BE RETURNED, AND THE INVESTOR WILL NOT BE ISSUED ANY OF THE SECURITIES REFERENCED IN THIS OFFERING.

Explanation

A "material change" means a change that an average, careful investor would want to know about before making an investment decision. If a material change occurs after you make an investment commitment but before the Offering closes, then the Company will notify you and ask whether you want to invest anyway. If you do not affirmatively choose to invest, then your commitment will be cancelled, your funds will be returned to you, and you will not receive any securities.

(L) Price of the Securities

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as "Notes." The Notes are being offered at their face amount. For example, you will pay $1,000 for a Note with a face amount of $1,000.

(M) Terms of the Securities

Overview

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as the "Notes." The Terms of the Notes are set forth in the Revenue Share Agreement accompanying this Form C in Appendix A. Copies of the Note and Revenue Sharing Agreement are attached to this Form C.

Summary of Terms

Revenue Percentage[1]	0.7 - 2.6%[2]
Payment Deadline	2031-12-31
Maximum Payment Multiple[3] - Early Investors - All Other Investors	1.6 x 1.5 x
Sharing Start Date	The first day after disbursement that the company has revenues greater than one ($1) dollar
First Payment Date	The last day of the calendar quarter ending not less than 90 days after the Sharing Start Date
Seniority	Subordinated
Securitization	Unsecured
Accrual Rate	4.73%

---

[1] as defined in the note agreement included in Appendix A

[2] The rate of revenue sharing is calculated on a linear scale with a minimum rate of 0.7% and a maximum rate of 2.6% and is rounded to the nearest 1/10th percent. The final rate is based on the amount raised and is calculated after the offering has successfully closed. As the amount raised in the offering increases, the rate of revenue sharing increases. For example, a hypothetical offering could result in the following revenue sharing percentages, depending on the amount raised:

Amount Raised	Revenue Sharing Percentage
$120,000	0.7%
$202,500	1.2%
$285,000	1.6%
$367,500	2.1%
$450,000	2.6%

[3] To reward early participation, the investors who contribute the first $75,000.0 raised in the offering will receive a 1.6x cap. Investors who contribute after $75,000.0 has been raised in the offering will receive a 1.5x cap.

Your Right to Payments under the Note

Your right to payments under the Note is set forth in the Note, together with a separate document called the Revenue Sharing Agreement. Copies of the Note and Revenue Sharing Agreement are attached to this Form C. Additionally, general terms are outlined below and in the Company's offering page.

Obligation to Contribute Capital

Once you pay for your Note, you will have no obligation to contribute more money to the Company, and you will not be personally obligated for any debts of the Company. However, under some circumstances you could be required by law to return some or all of a distribution you receive from the Company.

No Right to Transfer

You should plan to hold the Notes until maturity. The Notes will be illiquid (meaning you might not be able to sell them) for at least four reasons:

- The Revenue Sharing Agreement prohibits the sale or other transfer of Notes without the Company's consent.
- If you want to sell your Note the Company will have the first right of refusal to buy it, which could make it harder to find a buyer.
- Even if a sale were permitted, there is no ready market for Notes, as there would be for a publicly-traded stock.
- By law, for a period of one year you won't be allowed to transfer the Investor Shares except (i) to the Company itself, (ii) to an "accredited" investor, (iii) to a family or trust, or (iii) in a public offering of the Company's shares.

Security

The Notes are not secured by any assets of the Company or any assets of persons associated with the Company.

Modification of Terms of Notes

The terms of the Notes and the Revenue Sharing Agreement may be modified or amended with the consent of Investors holding 50% of the Notes, measured by the total amount outstanding under each Note.

Other Classes of Securities

Name of Security	Limited Liability Company Common Interests
Number of Shares Outstanding	55
Describe Voting Rights of These Securities, Including Any Limitations on Voting Rights	Full
How these securities differ from the revenue sharing notes being offered to investors	Limited Liability Company Interests are an equity interest, whereas Revenue Sharing Notes are a debt obligation of Canyon Club Brewery.

Name of Security	Limited Liability Company Preferred Interests
Number of Shares Outstanding	6
Describe Voting Rights of These Securities, Including Any Limitations on Voting Rights	Limited
How these securities differ from the revenue sharing notes being offered to investors	Limited Liability Company Interests are an equity interest, whereas Revenue Sharing Notes are a debt obligation of Canyon Club Brewery. In addition, Preferred Interests receive a greater percentage of any profit distributions than Common Interests until a certain payback target is achieved,

Dilution of Rights

The Company has the right to create additional classes of securities, both equity securities and debt securities (e.g., other classes of promissory notes). Some of these additional classes of securities could have rights that are superior to those of the Notes. For example, the Company could issue promissory notes that are secured by specific property of the Company.

The People Who Control the Company

Each of these people owns 20% or more of the total voting power of the Company:

Name of Holder	% of Voting Power (Prior to Offering)
Kevin Hamilton	40%

How the Exercise of Voting Rights Could Affect You

You will receive payments with respect to your Note only if the Company makes enough money to pay you, or, if the Company does not make enough money to pay you, if there is enough value in the collateral the Company pledged as security for the Notes.

The people with voting rights control the Company and make all the decisions about running its business. If they make good business decisions, it is more likely you will be paid. If they make poor business decisions, it is less likely you will be paid. For example, if they hire too many people and/or try to expand too quickly, the business could be harmed. The people with voting rights could also decide to file for bankruptcy protection, making it more difficult for you to be paid.

How the Notes are Being Valued

The Notes are being valued at their face value. We don't anticipate that we'll ever need to place a value on the Notes in the future.

(N) The Funding Portal

The Company is offering its securities through MainVest, Inc., which is a "Funding Portal" licensed by the Securities and Exchange Commission and FINRA. MainVest Inc.'s Central Index Key (CIK) number is 0001746059, their SEC File number is 007-00162, and their Central Registration Depository (CRD) number is 298384.

(O) Compensation of the Funding Portal

Upon successful funding of the Offering, the Funding Portal will receive as the "Revenue Securement Fee"; 4.5% of the amount of the Offering raised by In-Network Users of the Platform plus 9.0% of the amount of the Offering raised by all other investors. "In-Network Users" means a user of Mainvest.com who who have utilized the Company's specified in-network link on the Site.

(P) Indebtedness of the Company

Creditor	Amount	Interest Rate	Maturity Date	Other Important Terms
Private Lender	$148,750	6%	08/01/2029	

(Q) Other Offerings of Securities within the Last Three Years

3P Livery LLC dba Canyon Club Brewery is offering 45 preferred equity membership units for purchase. The initial offering began July 2023 and 4 units have been sold to-date, with verbal commitments for 2 more. The proceeds were used to cover architectural and permitting fees as well as deposits for furniture, fixtures and equipment.

(R) Transactions Between the Company and "Insiders"

John Crossley, COO of 3P Livery, LLC dba Canyon Club Brewery, and COO and a board member of its Manager (Beer Is Food Inc.), has provided a term loan of $160,000 to 3P Livery for working capital, of which approximately $148,750 remains outstanding.

(S) The Company's Financial Condition

No operating history

Canyon Club Brewery in Danville is set to open in the summer of 2024. Accordingly, there are limited financial statements and information for investors to review. When evaluating this investment opportunity, investors should consider factors outlined in the risk section as well.

Forecasted milestones

Given the history of the Moraga location, Canyon Club Brewery in Danville forecasts the following milestones:

- Secure a space and finalize the lease prior to October 2023 (completed)

- Place deposits on furniture, fixtures and brewing equipment prior to November of 2023 (completed)

- Secure all necessary building permits and begin construction by the end of February 2024.

- Raise all required capital by the end of April 2024

- Complete construction by August 2024

- Hire and train staff prior to the end of August 2024

- Open the doors for business prior to September 1st 2024

- Achieve $3MM in revenue and $260K in profit year 1

- Achieve $3.3MM in revenue and $285K in profit year 2

- Achieve $3.5MM in revenue and $308K in profit year 3

- Achieve $3.8MM in revenue and $326K in profit year 4

- Achieve $4MM in revenue and $343K in profit year 5

Note that these are forward-looking statements that involve risks and uncertainties. Canyon Club Brewery's actual results may differ materially from the results discussed in such forward-looking statements.

Other outstanding debt or equity

The capital raised through Mainvest will constitute roughly 20% of Canyon Club Brewery Danville's fundraising. However, Canyon Club Brewery will likely require additional funds from alternate sources. The remainder of CCBD's capital is expected to be comprised from the sale of preferred equity units and owner investment.

(T) The Company's Financial Statements

Please see Appendix B for historical financial statements.

Pro Forma Income Statement

In order to illustrate its future earning potential, the Company has provided a summary of its - year financial forecast. The forecast has been developed by the Company using reasonable best efforts based on their understanding of the industry and market they wish to enter. Please refer to Section (F) of this Offering Memorandum for a list of the risks associated with an investment in the Company and utilizing any pro forma provided by the Company for making investment decisions.

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$2,995,464	$3,295,010	$3,558,611	$3,772,128	$3,960,734
Cost of Goods Sold	$1,088,531	$1,197,383	$1,293,173	$1,370,763	$1,439,301
Gross Profit	$1,906,933	$2,097,627	$2,265,438	$2,401,365	$2,521,433
EXPENSES					
Consolidated Opex	$1,672,548	$1,839,802	$1,986,986	$2,106,205	$2,211,515
Operating Profit	$234,385	$257,825	$278,452	$295,160	$309,918

(U) Disqualification Events

Neither The Company nor any individual identified by Section 227.503(a) of Regulation Crowdfunding is the subject of a disqualifying event as defined by Section 227.503 of Regulation Crowdfunding.

Explanation

A company is not allowed to raise money using Regulation Crowdfunding if certain designated people associated with the Company (including its directors or executive officers) committed certain prohibited acts (mainly concerned with violations of the securities laws) on or after May 16, 2016. (You can read more about these rules in the Educational Materials.) This item requires a company to disclose whether any of those designated people committed any of those prohibited acts before May 16, 2016.

(V) Updates on the Progress of the Offering

To track the investment commitments we've received in this Offering, click to see the Progress Bar.

(W) Annual Reports for the Company

The Company will file a report with the Securities and Exchange Commission annually and post the report on our website no later than 120 days after the end of each fiscal year. It's possible that at some point, the Company will not be required to file any more annual reports. We will notify you if that happens.

(X) Our Compliance with Reporting Obligations

The Company has never raised money using Regulation Crowdfunding before, and therefore has never been required to file any reports.

(Y) Other Information Prospective Investors Should Know About

The Issuer may offer "Perks" as a means of showing appreciation to investors for supporting small community businesses. The offering of "Perks" by issuers is done purely on a voluntary basis and have no influence upon the terms of the Offering. As such, Investor "Perks" are not contractual conditions governed by "the Note" and are not enforceable under "the Note".

Additional Information Included in the Form C

	Most recent fiscal year-end (tax returns)	Prior fiscal year-end (tax returns)
Total Assets	$0	$0
Cash & Cash Equivalents	$0	$0
Accounts Receivable	$0	$0
Short-term Debt	$0	$0
Long-term Debt	$0	$0
Revenues/Sales	$0	$0
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income	$0	$0

Jurisdictions in which the Company intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V